UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING
AND/OR REGISTRATION UNDER SECTION 12(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41506

GLOBAL STAR ACQUISITION INC.

The Nasdaq Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1641 International Drive Unit 208

McLean, VA, 22102
(703)-790-0717

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Units, each consisting of one share of Class A Common Stock, one Redeemable Warrant, and one Right

Class A common stock, par value $0.0001 per share

Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share

Rights, exchangeable into one-tenth of one share of Class A common Stock

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]
☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Fortune Rise Acquisition Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 12, 2025	/s/ Stephen Drew	Director
Date	Name	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.